Writer’s Direct Dial: +1 212 225 2414 E-Mail: ngrabar@cgsh.com

July 23, 2013

VIA EDGAR TRANSMISSION

Tia L. Jenkins, Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4628

Re:	Vale S.A. - Form 20-F for the Fiscal Year Ended December 31, 2012 Filed April 2, 2013 File No. 001-15030

Dear Ms. Jenkins:

As discussed with Steve Lo on July 18, I am writing to provide you with a written confirmation of the expected timing of the response of our client, Vale S.A. (“Vale”), to the July 10, 2013 comment letter of the staff of the Division of Corporation Finance of the Securities and Exchange Commission on Vale’s annual report on Form 20-F for the fiscal year ended December 31, 2012. Vale expects to file its response by August 14, 2013.

If you have questions or require additional information, please do not hesitate to contact me at (212) 225-2414.

Very truly yours,

/s/ Nicolas Grabar Nicolas Grabar

cc:	Steve Lo, Division of Corporation Finance Securities and Exchange Commission

Luciano Siani Pires Vale S.A.

CLEARY GOTTLIEB STEEN AND HAMILTON LLP OR AN AFFILIATED ENTITY HAS AN OFFICE IN EACH OF THE CITIES LISTED ABOVE.